UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FRONT YARD RESIDENTIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35904G107
(CUSIP Number)

Bradley W. Craig 1195 Bangtail Way Steamboat Springs, Colorado 80487 (970) 457-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35904G107		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 58,614,777 Shares (as defined herein) outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC (as defined herein) on June 26, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,408,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,408,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,408,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

SCHEDULE 13D

Page 8 of 10 Pages

Item 1.	Source and Amount of Funds or Other Considerations

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation (the “Issuer”), whose principal executive offices are 5100 Tamarind Reef, Christiansted, United States Virgin Islands 00820. This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 20, 2020, as amended by Amendment No. 1 filed on May 8, 2020 (together with this Amendment No. 2, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were the working capital of the STS Master Fund, which may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $4,503,876.46, including commissions, was paid to acquire the Shares reported in Item 5(c) of this Amendment No. 2.

Item 5.	Interest in the Securities of the Issuer

Item 5(a), (b), and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, AgateCreek and Mr. Burg may be deemed to be the beneficial owner of 7,408,569 Shares held for the account of STS Master Fund (approximately 12.6% of the total number of Shares outstanding).

The beneficial ownership percentage is based on a total of 58,614,777 Shares outstanding as of June 3, 2020, as disclosed in the Issuer’s Form 8-K filed with the SEC on June 26, 2020.

(c)  Except for the transactions listed in Exhibit F hereto, all of which were effected in the open market through a broker, there have been no transactions in the Common Stock by the Reporting Persons since those reported in Amendment No. 1, filed on May 8, 2020.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit F:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
By:	Deer Park Road Corporation, its managing member
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek LLC

SCOTT EDWARD BURG
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg

July 10, 2020

SCHEDULE 13D

Page 10 of 10 Pages

EXHIBIT F
SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
STS Master Fund, Ltd.	05/13/2020	Purchase	120,001	$6.7853 (1)
STS Master Fund, Ltd.	05/14/2020	Purchase	225,000	$6.3202 (2)
STS Master Fund, Ltd.	05/15/2020	Purchase	163,709	$6.1077 (3)
STS Master Fund, Ltd.	07/08/2020	Purchase	150,000	$8.40

(1)
This price reflects the weighted average price for open-market purchases of the Shares made by the Reporting Persons on May 13, 2020 within a $1.00 range. The actual prices for these transactions range between $6.74 to $6.83, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price set forth in footnotes (1) through (3) to this Exhibit F herein.

(2)
This price reflects the weighted average price for open-market purchases of the Shares made by the Reporting Persons on March 14, 2020 within a $1.00 range. The actual prices for these transactions range between $6.15 to $6.48.

(3)
This price reflects the weighted average price for open-market purchases of the Shares made by the Reporting Persons on March 15, 2020 within a $1.00 range. The actual prices for these transactions range between $6.03 to $6.19, inclusive.